UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20160009

DIVISION OF
CORPORATION FINANCE

December 14, 2016

Taavi Annus
Bryan Cave LLP
taavi.annus@bryancave.com

Re: Berry Plastics Group, Inc.
Incoming letter dated November 3, 2016

Dear Mr. Annus:

This is in response to your letters dated November 3, 2016 and December 6, 2016 concerning the shareholder proposal submitted to Berry by Myra K. Young. We also have received a letter on the proponent's behalf dated December 11, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

December 14, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Berry Plastics Group, Inc.
Incoming letter dated November 3, 2016

The proposal requests that the board amend the company's bylaws or other documents to provide proxy access with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Berry may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Berry omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

December 11, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Berry Plastics Group, Inc. (BERY)
Proxy Access
Myra K. Young

Ladies and Gentlemen:

This is in regard to the November 3, 2016 no-action request.

We will not pursue the proxy access proposal further in regard to the 2017 proxy season. The company has made step in the right direction but has not substantially implemented the proposal.

Sincerely,

John Chevedden

cc: Myra K. Young

Jason Greene <JasonGreene@berryplastics.com>
Chief Legal Officer

BRYAN CAVE

BRYAN CAVE LLP One Metropolitan Square, 211 North Broadway, Suite 3600, St. Louis, MO 63102-2750
T: 314 259 2000 F: 314 259 2020 bryancave.com

December 6, 2016

Taavi Annus
Direct: 314/259-2037
Fax: 314/552-8037
taavi.annus@bryancave.com

Securities Exchange Act of 1934 / Rule 14a-8

Via Electronic Mail (shareholderproposals@sec.gov)

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Berry Plastics Group, Inc. - Stockholder Proposal submitted by Myra K. Young

Ladies and Gentlemen:

On November 3, 2016, we submitted a letter (the "No-Action Request") on behalf of Berry Plastics Group, Inc., a Delaware corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement for its 2017 annual meeting of stockholders (the "2017 Proxy Statement") a stockholder proposal (the "Proposal") submitted on September 2, 2016 by Myra K. Young (the "Proponent"). This letter provides supplemental information relating to the No-Action Request. The Company requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from the 2017 Proxy Statement.

In accordance with Section C of *Staff Legal Bulletin No. 14D* ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to Mr. John Chevedden acting on behalf of the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, Mr. Chevedden and the Proponent are requested to copy the undersigned on any correspondence they may choose to make to the Staff.

I. Background

The Company stated in the No-Action Request that the Board of Directors of the Company (the "Board") expected to adopt amendments to the Company's amended and restated bylaws implementing proxy access. We submitted the No-Action Request prior to the adoption of such amendments in order to address the timing requirements of Rule 14a-8(j). This supplemental letter confirms that, on December 6, 2016, the Board adopted the Amended and Restated Bylaws of the Company (the "Bylaws") containing proxy access provisions and thereby substantially implemented the Proposal. A copy of the Bylaws, as filed with the Commission as an exhibit to the Company's Current Report on Form 8-K on December 6, 2016, is attached hereto as Exhibit A.

II. The Company Has Substantially Implemented the Proposal by Adopting the Bylaws

The Bylaws implement proxy access by giving a stockholder of 3% or more of the Company's common stock (or a group of stockholders collectively owning such amount), subject to certain requirements, the right to include in the Company's proxy materials such stockholder's nominee for election to the Board. More specifically, the Bylaws address the various elements described in the proposal as follows:

Proposal	Bylaws
Ownership Threshold and Holding Period	
Nominating stockholder or group must beneficially own 3% or more of the Company's common stock continuously for at least three years and pledge to hold such stock through the annual meeting.	A nominating stockholder or eligible group of stockholders must have owned 3% or more of the outstanding shares of common stock of the Company for a minimum of three years prior to and as of the date of the notice and continue to own at least such amount through the date of the annual meeting (Sections 2.14(A) and 2.14(K)(4)).
Supporting Statement	
The nominating stockholder may include in the proxy materials a statement of support of the nominee's candidacy of 500 words.	The nominating stockholder may include a supporting statement of up to 500 words in the Company's proxy materials (Section 2.14(A)).

Proposal	**Bylaws**
	Maximum Number of Nominees
The number of stockholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.	The aggregate number of nominees is generally limited to the greater of two directors or 20% of the total number of directors in office. Certain exceptions apply to specific situations, such as when previously elected proxy access candidates are nominated by the Board, or when the Board is divided into classes (Sections 2.14(B) and 2.14(K)(6)).
	Group Nomination
The Proposal provides that "no limitation shall be placed on the number of shareholders who may aggregate their shares" and form a group of stockholders in order to meet the 3% ownership threshold.	The number of stockholders who may aggregate their shares in order to meet the 3% ownership threshold is limited to 20 persons, although affiliated funds are considered as one stockholder (Sections 2.1(A) and 2.14(K)(4)).
	Limitation on Re-nomination of Nominees
No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election.	A repeat nominee is disqualified if he or she had access to the Company's proxy statement for either of the two most recent annual meetings and received less than 25% of the total votes cast (Sections 2.14(C)(1)(m) and 2.14(K)(3)).
	Requirements to Hold Shares
The Company may not require that nominators pledge to hold stock after the annual meeting if their nominees fail to win election.	The nominating stockholder must hold the shares through the date of the annual meeting. There is no requirement to hold the shares following the meeting (Sections 2.14(A) and 2.14(K)(4)).

Proposal	**Bylaws**
Loaned Shares	
Shares that a nominating stockholder has loaned count towards meeting the 3% requirement, provided that the stockholder represents that it has the legal right to recall such loaned shares for voting purposes and will hold the shares through the annual meeting.	Shares that a nominating stockholder has loaned count towards meeting the 3% requirement, provided that the stockholder has the power to recall such loaned shares on five (5) business days' notice, and recalls such shares promptly upon being notified by the Company that the applicable nominee will be included in the proxy materials (Sections 2.14(A), 2.14(K)(4) and 2.14(K)(7)).

As the foregoing list demonstrates, the Company has adopted a proxy access Bylaw that implements the essential elements of the Proposal. The Company believes that the Bylaws grant the Company's stockholders the right to include director nominees in the Company's proxy statement for its annual meeting with reasonable and customary procedural and eligibility requirements to address administrative and governance concerns. We believe that none of the provisions contained in the Bylaws inhibit the achievement of the Proposal's objective of providing stockholders or groups of stockholders owning 3% or more of the Company's common stock for a three year period an opportunity to include director nominations and related disclosures in the Company's proxy statement.

The conclusion that the Proposal has been substantially implemented holds true despite some differences between the Proposal and the Bylaws. For example, the Bylaws provide that a group of 20 stockholders may aggregate their holdings to reach the 3% ownership threshold. The Proposal would allow an unlimited number of stockholders to combine their holdings for purposes of meeting the 3% threshold. However, the Company believes that this limitation addresses the administrative concerns associated with a large group of stockholders submitting nomination materials. The limit has become a common feature of proxy access bylaws and the Company does not believe that a 20-person limit on the nominating group prevents the Company's stockholders from using the proxy access right. The other differences between the Proposal and Bylaws are similar in nature, and do not meaningfully or materially affect the ability of stockholders to access the Company's proxy statement for purposes of nominating potential director candidates. This conclusion is consistent with the Staff's practice relating to no-action letters in a similar context. See, e.g., *Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Co.* (Sept. 27, 2016); *Oracle Corp.* (August 11, 2016); *Leidos Holdings,* Inc. (May 4, 2016); *Equinix, Inc.* (Apr. 7, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); and *Amazon.com, Inc.* (Mar. 3, 2016). In each of these cases, despite the various differences between the adopted proxy access bylaw provisions compared to the stockholder proposal, the

Staff concurred that the proposal's "essential objective" had been achieved and the proposal could be excluded as substantially implemented. Consequently, the Company believes that the Staff should reach the same conclusion here.

III. Conclusion

For the foregoing reasons, the Company believes that it has substantially implemented the Proposal and may therefore exclude the Proposal under Rule 14a-8(i)(10). Therefore, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Statement. If you have any questions or require any additional information, please do not hesitate to call me at 314-259-2037 or my colleague Eliot W. Robinson at 404-572-6785. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,

Taavi Annus

Attachments

cc: John Chevedden (via e-mail)
Jason Greene (Berry Plastics Group, Inc.) (via e-mail)
Eliot W. Robinson (Bryan Cave LLP) (via e-mail)

TA:llb

Exhibit A

Amended and Restated Bylaws

EX-3.1 2 t1602968_ex3-1.htm EXHIBIT 3.1

Exhibit 3.1

AMENDED AND RESTATED BYLAWS

OF

BERRY PLASTICS GROUP, INC.

(as amended December 6, 2016)

ARTICLE I

OFFICES AND RECORDS

SECTION 1.1 Delaware Office. The registered office of Berry Plastics Group, Inc. (the "Corporation") in the State of Delaware shall be located in the City of Dover, County of Kent, and the name and address of its registered agent is c/o National Registered Agents, Inc., 160 Greentree Drive, Suite 101, in Dover, Delaware, 19904.

SECTION 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors of the Corporation (the "Board of Directors") may designate or as the business of the Corporation may from time to time require.

SECTION 1.3 Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

STOCKHOLDERS

SECTION 2.1 Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such place and time as may be fixed by resolution of the Board of Directors.

SECTION 2.2 Special Meeting. Subject to the rights of the holders of any series of stock having a preference over the Common Stock of the Corporation as to dividends or upon liquidation ("Preferred Stock") with respect to such series of Preferred Stock, special meetings of the stockholders may be called only by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board").

SECTION 2.3 Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders called by the Board of Directors or the Chairman of the Board. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

SECTION 2.4 Notice of Meeting. Written or printed notice, stating the place, date and time of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally, by electronic transmission in the manner provided in Section 232 of the General Corporation Law of the State of Delaware (except to the extent prohibited by Section 232(e) of the General Corporation Law of the State of Delaware) or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his or her address as it appears on the stock transfer books of the Corporation. If notice is given by electronic transmission, such notice shall be deemed to be given at the times provided in the General Corporation Law of the State of Delaware. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting or otherwise by or at the direction of the Board of Directors. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.4 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed, and (unless otherwise provided in the Amended and Restated Certificate of Incorporation, as may be amended from time to time (the "Certificate of Incorporation")) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

SECTION 2.5 Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting, the Chief Executive Officer or a President may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted that might have been transacted at the meeting as originally noticed; but only those stockholders entitled to vote at the meeting as originally noticed shall be entitled to vote at any adjournment or adjournments thereof. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 2.6 Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware) by the stockholder, or by his or her duly authorized attorney in fact.

SECTION 2.7 Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) At any annual meeting of the stockholders, only such nominations of persons for election to the Board of Directors and only other business shall be considered or conducted, as shall have been properly brought before the meeting. For nominations to be properly made at an annual meeting, and proposals of other business to be properly brought before an annual meeting, nominations and proposals of other business must be: (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors, (c) in case of an Access Nominee (as defined in Section 2.14 of these Bylaws), pursuant to Section 2.14 of these Bylaws or (d) by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in this Section 2.7 and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in this Section 2.7 as to such business or nomination; clauses (c) and (d) shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and included in the Corporation's notice of meeting) before an annual meeting of stockholders.

(2) Without qualification or limitation, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to paragraph (A)(1)(d) of this Section 2.7, the stockholder must have given timely notice thereof in writing to the Secretary and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above. In addition, to be timely, a stockholder's notice shall further be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting in the case of the update and supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting, any adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof. To be in proper form, a stockholder's notice (whether given pursuant to this paragraph (A)(2) or paragraph (B))

to the Secretary must: (a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, of such beneficial owner, if any, and of their respective affiliates or associates or others acting in concert therewith, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder, such beneficial owner, and of their respective affiliates or associates or others acting in concert therewith, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, through the delivery of cash or other property, or otherwise, and without regard of whether the stockholder of record, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (any of the foregoing, a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder, the beneficial owner, if any, or any affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (D) any contract, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such stockholder, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any class or series of the shares of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such stockholder with respect to any class or series of the shares of the Corporation, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any security of the Corporation (any of the foregoing, a "Short Interest"), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership, (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder's immediate family sharing the same household, (H) any significant equity interests or any Derivative Instruments or Short Interests in any principal competitor of the Corporation held by such stockholder, and (I) any direct or indirect interest of such stockholder in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (b) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration) and (iii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (d) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 2.8 of these Bylaws. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.7 to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 2.7 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on

the 10th day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting or otherwise by or at the direction of the Board of Directors. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time of giving of notice provided for in this Section 2.7 and at the time of the special meeting, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this Section 2.7 as to such nomination. The immediately preceding sentence shall be the exclusive means for a stockholder to make nominations (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's notice of meeting) before a special meeting of stockholders. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Section 2.7 with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.8 of these Bylaws) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period for the giving of a stockholder's notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.7 or in Section 2.14 of these Bylaws shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.7. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Chairman of the meeting shall, if the facts warrant, determine and declare that a nomination or any business proposed to be brought before the meeting was not made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.7, and if any proposed nomination or business is not in compliance with this Section 2.7, shall declare that such defective proposal or nomination shall be disregarded. Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to make a nomination or present a proposal of other business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

For purposes of this Section 2.7, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 2.7 and Section 2.14 of these Bylaws, "public announcement" shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 2.7, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.7; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to paragraph (A)(1)(d) or paragraph (B) of this Section 2.7. Nothing in this Section 2.7 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation or these Bylaws. Subject to Rule 14a-8 under the Exchange Act, nothing in these Bylaws shall be construed to permit any stockholder, or give any stockholder the right, to include or have disseminated or described in the Corporation's proxy statement any nomination of director or directors or any other business proposal.

SECTION 2.8 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.7 of these Bylaws or, in case of an Access Nominee, as provided in Section 2.14 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (A) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (B) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (C) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

SECTION 2.9 Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, a plurality of the votes cast at any meeting for the election of directors at which a quorum is present shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

SECTION 2.10 Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall have the duties prescribed by law.

The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

SECTION 2.11 Action Without Meeting. Only to the extent permitted under the Certificate of Incorporation, any action permitted or required to be taken at a meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed, and dated for the purposes of these Bylaws, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (A) that the electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (B) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic transmission. Any consent by means of electronic transmission shall be deemed to have been signed on the date on which such electronic transmission was transmitted. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book or books in which proceedings of meetings of stockholders are recorded. Delivery of a consent given by electronic transmission made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book or books in which proceedings of meetings of stockholders are recorded if, to the extent, and in the manner provided by resolution of the Board of Directors of the Corporation. Any copy, facsimile, or other reliable reproduction of a consent in writing (or reproduction in paper form of a consent by electronic transmission) may be substituted or used in lieu of the original writing (or original reproduction in paper form of a consent by electronic transmission) for any and all purposes for which the original consent could be used, provided that such copy, facsimile, or other reproduction shall be a complete reproduction of the entire original writing (or original reproduction in paper form of a consent by electronic transmission). Prompt notice of the taking of corporate action without a meeting by less than a unanimous written consent shall be given by the Secretary to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of the holders to take the action were delivered to the Corporation.

SECTION 2.12 Effectiveness of Written Consent. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent received in accordance with Section 2.11, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation in the manner prescribed in Section 2.11.

SECTION 2.13 Remote Meetings. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(A) participate in a meeting of stockholders; and

(B) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication; provided, that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

In the case of any annual meeting of stockholders or any special meeting of stockholders called upon order of the Board of Directors, the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communications as authorized by this Section 2.13.

SECTION 2.14 Proxy Access.

(A) Whenever the Board of Directors solicits proxies with respect to the election of directors of the Corporation at an annual meeting of stockholders, the Corporation shall include in the proxy statement distributed on behalf of the Board of Directors for such annual meeting the information specified below (the "Required Information") with respect to (1) the Eligible Stockholder (as defined below) proposing to make a nomination for a director of the Corporation and who expressly elects at the time of providing the notice required by this Section 2.14 (the "Nomination Notice") to have its nominee included in the Corporation's proxy materials pursuant to this Section 2.14, (2) and the nominee to be nominated (an "Access Nominee"); provided that the Nomination Notice complies with the requirements of the Certificate of Incorporation, these Bylaws and all applicable laws and regulations. The Required Information shall be (x) all information concerning the Access Nominee and the Eligible Stockholder required to be disclosed in the Corporation's proxy statement under the rules and regulations of the Exchange Act, these Bylaws, the Certificate of Incorporation and applicable law and (y) if the Eligible Stockholder so elects, a statement (the "Statement") of not more than 500 words in support of the nomination that shall comply with Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(B) The Corporation shall not be required to provide access to the Corporation's proxy materials with respect to any annual meeting of stockholders for more than the Maximum Number (as defined below) of Access Nominees. Any Eligible Stockholder submitting more than one Access Nominee for inclusion in the Corporation's proxy materials pursuant to this Section 2.14 shall rank such Access Nominees based on the order that the Eligible Stockholder desires such Access Nominees to be selected for inclusion in the Corporation's proxy statement in the event that the total number of Access Nominees submitted by Eligible Stockholders pursuant to this Section 2.14 exceeds the Maximum Number. If there are more than the Maximum Number of nominations for which access to the Corporation's proxy materials has been sought in compliance with this Section 2.14, the highest ranking Access Nominee who meets the requirements of this Section 2.14 from each Eligible Stockholder will be selected for inclusion in the Corporation's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of Common Stock of the Corporation each Eligible Stockholder disclosed as Owned (as defined below) in its respective Nomination Notice submitted to the Corporation. If the Maximum Number is not reached after the highest ranking Access Nominee who meets the requirements of this Section 2.14 from each Eligible Stockholder has been selected, this selection process will continue with the next highest ranked nominees as many times as necessary, following the same order each time, until the Maximum Number is reached. Following such determination, if any Access Nominee who satisfies the eligibility requirements in this Section 2.14 (1) thereafter withdraws from the election (or his or her nomination is withdrawn by the applicable Eligible Stockholder) or (2) is thereafter not submitted for director election for any reason (including the failure to comply with this Section 2.14) other than due to a failure by the Corporation to include such Access Nominee in the proxy materials in violation of this Section 2.14, no other nominee or nominees (other than any Access Nominee already determined to be included in the Corporation's proxy materials who continues to satisfy the eligibility requirements of this Section 2.14) shall be included in the Corporation's proxy materials or otherwise submitted for director election pursuant to this Section 2.14.

(C) In order for the Access Nominee to be eligible for election at the annual meeting of stockholders and the Required Information about such nominee of an Eligible Stockholder to be included in the Corporation's proxy materials, the following requirements must be satisfied:

(1) The nomination must be made pursuant to a timely Nomination Notice to the Secretary of the Corporation. To be timely, the Nomination Notice shall be delivered to and received by the Secretary at the principal executive offices of the Corporation not less than 120 days nor more than 150 days prior to the anniversary of the date the Corporation commenced mailing of its proxy materials (as stated in the Corporation's proxy materials) in connection with the most recent annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting of stockholders is more than 30 days before or more than 60 days after the first anniversary date of the preceding year's annual meeting of stockholders, the Nomination Notice, to be timely, must be so delivered not earlier than the close of business on the 180th day prior to the date of such annual meeting and not later than the close of business on the later of the 150th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 160 days prior to the date of such annual meeting, the 10th day following the day on which public announcement (as defined in Section 2.7 of these Bylaws) of the date of such meeting is first made by the Corporation. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a Nomination Notice as described above. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this paragraph (C) of this Section 2.14 (other than such information and documents contemplated by this Section 2.14 to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation. The Nomination Notice shall contain or be accompanied by the following, which shall be received by the Secretary within the time period specified in this Section 2.14 for providing the Nomination Notice:

a) the name and address of the Eligible Stockholder and, if applicable, each member of a group of persons constituting an Eligible Stockholder, and an express election to have its Access Nominee included in the Corporation's proxy materials pursuant to this Section 2.14;

b) the Required Information;

c) a statement certifying the number of shares the Eligible Stockholder (and each member of a group of persons constituting the Eligible Stockholder) is deemed to Own and has owned continuously for three years prior to the date of the Nomination

Notice for the purposes of this Section 2.14, which statement shall also be included in the Schedule 14N filed with the Securities and Exchange Commission;

d) to the extent that an Eligible Stockholder (or any member of a group of persons constituting an Eligible Stockholder) is not or has not been continuously the holder of record of the shares of Common Stock of the Corporation that are being used to satisfy the requisite Minimum Stock Ownership and Minimum Holding Period (each as defined below) requirements to establish its or their status as an Eligible Stockholder, (i) one or more written statements from the holder of record of the shares (and from each intermediary through which each such person derives, or during the Minimum Holding Period has derived, Ownership of such shares) verifying that, as of a date within seven (7) calendar days preceding the date of submission of such notice, each such person Owns such shares and has Owned at least Minimum Stock Ownership continuously for at least the Minimum Holding Period, and (ii) an agreement to provide, within five (5) business days after the record date for determining stockholders entitled to vote at the annual meeting of stockholders, written statements from the holder of record and intermediaries verifying the continuous ownership of the Eligible Stockholder (including each member of a group of persons constituting an Eligible Stockholder) of such shares through and including such record date;

e) a representation and undertaking by the Eligible Stockholder (including each member of a group of persons constituting an Eligible Stockholder) that it, its Access Nominee and each of its and its Access Nominee's affiliates and associates:

i) intends to continue to Own shares satisfying the Minimum Stock Ownership through the conclusion of the annual meeting;

ii) has not nominated and will not nominate for election to the Board of Directors at the annual meeting of stockholders any individual other than its Access Nominee(s);

iii) has not engaged and will not engage in, and has not and will not be a "participant" (within the meaning of Instruction 3 to Item 4 of Schedule 14A under the Exchange Act or any successor rule) in, a "solicitation" (within the meaning of Rule 14a-1(l) under the Exchange Act or any successor rule) in support of the election of any individual as a director at the annual meeting of stockholders other than its named Access Nominee or a nominee of the Board of Directors; and

iv) will not distribute to any stockholder any form of proxy for the annual meeting of stockholders other than the form distributed by the Corporation;

f) a representation and undertaking by the Eligible Stockholder (including each member of a group of persons constituting an Eligible Stockholder) that it acquired the requisite number of shares qualifying the Eligible Stockholder to submit an Access Nominee in the ordinary course of business and that (x) at the time of giving its notice and (y) at all times until the election of directors at the annual meeting of stockholders, in each case neither it nor the Access Nominee nor any affiliates and associates of it or its Access Nominee Owns or shall Own, as applicable, any securities of the Corporation for the purpose, or with the effect, of changing or influencing the control of the Corporation, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction referred to in Rule 13d-3(b) under the Exchange Act or any successor rule, other than solely by reason of seeking the election as a director of its named Access Nominee;

g) a representation and undertaking by the Eligible Stockholder (including each member of a group of persons constituting an Eligible Stockholder) that:

i) the Eligible Stockholder agrees to comply with all applicable laws and regulations with respect to any solicitation in connection with the annual meeting of stockholders or applicable to the filing and use, if any, of soliciting material;

ii) it will provide facts, statements and other information in all communications with the Corporation and its stockholders that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and will promptly provide any other information reasonably requested by the Corporation, including, without limitation, to evidence or support any such facts, statements or other information; and

iii) it will file with the Securities and Exchange Commission any solicitation or other communication with the Corporation's stockholders relating to the annual meeting of stockholders at which the Access Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available thereunder;

h) an undertaking by the Eligible Stockholder (including each member of a group of persons constituting an Eligible Stockholder) acknowledging its responsibility for the Required Information, all other information submitted to the Corporation pursuant to this Section 2.14 and all of its and its Access Nominee's communications to stockholders in connection with the election of directors at the annual meeting of stockholders. In such undertaking, the Eligible Stockholder (including each member of a group of persons constituting an Eligible Stockholder) shall:

i) expressly assume all liability to which the Corporation or any of its affiliates, or any director, officer, employee or representative thereof, may be subject as a result of any legal or regulatory violation arising out of any such information or communication made available by or on behalf of the Eligible Stockholder or any of its affiliates or its Access Nominee to the Corporation or to any stockholder of the Corporation in connection with the election of directors at the annual meeting of stockholders; and

ii) agree to indemnify and hold harmless the Corporation and any of its affiliates, and any director, officer, employee or representative thereof, individually against any liability, loss or damage in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against any such person arising out of or based upon any nomination, solicitation or other activity by the Eligible Stockholder in connection with its efforts to elect the Access Nominee pursuant to this Section 2.14;

i) if the Nomination Notice is submitted by a group of persons that together constitute an Eligible Stockholder, an agreement executed by all members of such group (A) designating one group member that is authorized to act on behalf of all members of the group with respect to the nomination and any and all matters related thereto, including withdrawal of the nomination; and (B) acknowledging and agreeing that the undertaking, as well as the assumption of liability and indemnification obligations, set forth in paragraph (C)(1)(h) of this Section 2.14 shall apply to each member of such group on a joint and several basis;

j) a statement of whether or not the Eligible Stockholder (including each member of any group of persons constituting an Eligible Stockholder) intends to maintain the Minimum Stock Ownership for at least one year following the annual meeting (subject to any mandatory fund rebalancing required by such person's preexisting governing instruments or written investment policies), which statement shall also be included in the Schedule 14N filed with the Securities Exchange Commission;

k) a copy of the Schedule 14N (or any successor form thereto) that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act (or any successor rule thereto);

l) consent of the Access Nominee to being named in the proxy statement and as a nominee, and to serving as a director and acting as a representative of all stockholders if elected, and all information, agreements and undertakings by each Access Nominee that would be required to be provided by a nominee who is nominated pursuant to Section 2.7 of these Bylaws, including, without limitation, the questionnaire, representation and agreement described in Section 2.8 of these Bylaws, and any other information reasonably requested by the Corporation, including, without limitation, to evidence or support any facts, statements or other information;

m) a representation and undertaking by the Access Nominee that such nominee (i) is and will continue to be Independent (as defined below), (ii) is not a Disqualified Repeat Nominee (as defined below), and (iii) is not, and continues not to be, a Disqualified Person (as defined below) and (iv) does not, and continues not to, fail (A) to be a "non-employee director" for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule), or (B) to be an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision);

n) the details of any position of the Access Nominee as an officer or director of any competitor (that does not result in such Access Nominee to become a Disqualified Person) or significant supplier or customer of the Corporation within the three years preceding the submission of the Nomination Notice; and

o) any other information, representations and agreements that are the same as those that would be required to be set forth in a stockholder's notice of nomination pursuant to Section 2.7 of these Bylaws.

(2) The Access Nominee shall meet and shall continue to meet the criteria set forth in paragraph (C)(1)(m) of this Section 2.14.

(3) Neither the Access Nominee nor the applicable Eligible Stockholder (including none of the members of any group of persons constituting an Eligible Stockholder) shall have provided information to the Corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors or any committee thereof.

(4) Each of the Access Nominee and the applicable Eligible Stockholder (including each member of any group of persons constituting an Eligible Stockholder) shall not have failed to comply with its agreements, representations, undertakings and other obligations pursuant to these Bylaws, including, but not limited to, this Section 2.14.

(5) The information and documents required by this paragraph (C) of this Section 2.14 shall be (i) provided with respect to and executed by each Eligible Stockholder or, in the case of an Eligible Stockholder comprised of a group of persons, each member in that group; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of an Eligible Stockholder or, in the case of an Eligible Stockholder comprised of a group of persons, each member in that group. A breach of any obligation, agreement or representation in or pursuant to this Section 2.14 by any member of such group or any Access Nominee shall be deemed a breach by the Eligible Stockholder.

(6) The Secretary has not received, and does not receive, a notice that a stockholder intends to nominate a person for election to the Board of Directors in accordance with Section 2.7 of these Bylaws, whether or not subsequently withdrawn or made the subject of a settlement with the Corporation, and whether or not any person is engaging in a "solicitation," within the meaning of Rule 14a-1(l) under the Exchange Act or any successor rule, in support of the election of such nominee as a director at the applicable annual meeting of stockholders.

(D) Notwithstanding anything to the contrary herein, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes (1) is untrue in any material respect (or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading), (2) would violate any applicable law, regulation or listing standard, or (3) directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to any person.

(E) The Eligible Stockholder and its Access Nominee shall each provide to the Corporation prompt written notice of:

(1) any material error recognized by the Eligible Stockholder or its Access Nominee in, or any change in circumstances that makes incorrect or misleading in any material respect (collectively, an "error"), the information previously provided by the Eligible Stockholder or its nominee in the Nomination Notice or otherwise provided to the Corporation or to its stockholders in connection with the nomination, and the information that is required to correct any such error (it being understood that providing any such notification shall not be deemed to cure any such error or limit the remedies (including, without limitation, under these Bylaws) available to the Corporation relating to any such error); or

(2) any material change in its Ownership of Common Stock of the Corporation occurring since the date as of which the Eligible Stockholder reported its Ownership in its notice provided for in this Section 2.14 and before the election of directors at the annual meeting; provided, without limiting the generality of the foregoing, that any failure to satisfy the Minimum Stock Ownership requirement shall constitute a material change.

(F) If the Board of Directors nominates an Access Nominee as part of the Board of Director's slate of nominees, the notice provided pursuant to this Section 2.14 will be deemed withdrawn and the former Access Nominee shall be presented to the stockholders at the annual meeting in the same manner as any other nominee of the Board of Directors, except that the Access Nominee shall be considered a director for whom access to the Corporation's proxy materials was provided for all purposes of these Bylaws, including the determination of the Maximum Number of Access Nominees.

(G) If, after the deadline for submitting a Nomination Notice as set forth in paragraph (C)(1) of this Section 2.14, (1) an Eligible Stockholder becomes ineligible to nominate a director for inclusion in the Corporation's proxy materials pursuant to this Section 2.14 or withdraws such nomination, or (2) an Access Nominee withdraws from or becomes unwilling, ineligible or unavailable for election at the meeting or to serve on the Board of Directors for any reason or to be named in the Corporation's proxy materials pursuant to this Section 2.14, in each case whether before or after the mailing of a definitive proxy statement, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such ineligibility, withdrawal, unwillingness or unavailability commence a new time period (or extend any time period) for the giving of a Nomination Notice), then the nomination of any Access Nominee by a person described in clause (1), and of any Access Nominee described in clause (2), shall be disregarded, and the Corporation (x) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Access Nominee or any successor or replacement nominee and (y) may otherwise communicate to stockholders, including by amending or supplementing its proxy statement or ballot or form of proxy, that any such Access Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting. No other nominee may be substituted by the Eligible Stockholder that nominated any such Access Nominee.

(H) Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Chairman of the meeting shall, if the facts warrant, determine and declare that (1) a nomination was not made in accordance with the procedures prescribed by this Section 2.14, (2) an Access Nominee is ineligible to be named in the Corporation's proxy materials pursuant to this Section 2.14 or to be considered for election at the meeting, or (3) an Access Nominee and/or the applicable Eligible Stockholder shall have breached its or their representations, undertakings, agreements or obligations under or pursuant to this Section 2.14, and in each such case, the Chairman of the meeting shall so declare at the meeting and the nomination shall be disregarded notwithstanding that proxies in respect of the nomination of the relevant Access Nominee may have been received by the Corporation.

(I) If the Eligible Stockholder (or a qualified representative thereof) does not appear at the meeting of stockholders to present any nomination pursuant to this Section 2.14, then the Chairman of the meeting shall so declare at the meeting and such nomination shall be disregarded, notwithstanding that proxies in respect of the nomination of the relevant Access Nominee may have been received by the Corporation. In order to be considered a qualified representative of the Eligible Stockholder (or in the case of a group of persons that together constitute an Eligible Stockholder, a qualified representative of the member of the group authorized to act for such group pursuant to paragraph (C)(1)(i) of this Section 2.14 (the “lead member”)) for purposes of this Section 2.14, a person must be a duly authorized officer, manager or partner of such Eligible Stockholder or lead member, as applicable, or must be authorized by a writing executed by such Eligible Stockholder or lead member, as applicable, or an electronic transmission delivered by such Eligible Stockholder or lead member, as applicable, to act for such Eligible Stockholder or lead member, as applicable, as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(J) This Section 2.14 shall be the exclusive method for stockholders or Eligible Stockholders to include nominees for director in the Corporation’s proxy materials. Notwithstanding anything to the contrary contained in this Section 2.14, the Corporation may solicit against, and include in the proxy statement and any supplemental proxy materials its own statements relating to, any Access Nominee.

(K) Solely for purposes of this Section 2.14, the following definitions shall apply:

(1) “Affiliate” and “associate” shall have the meanings ascribed to them under the rules and regulations promulgated pursuant to the Exchange Act.

(2) A “Disqualified Person” means a nominee (a) whose election as a member of the Board of Directors, or inclusion of such nominee in the Corporation’s proxy materials, would cause the Corporation to be in violation of these Bylaws, its Certificate of Incorporation, the rules and listing standards of the principal U.S. exchange upon which the Common Stock of the Corporation is traded, or any applicable state or federal law, rule or regulation; (b) who is or has been, within the past three (3) years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914; (c) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years; or (d) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended;

(3) A "Disqualified Repeat Nominee" in respect of an annual meeting of stockholders shall mean an individual as to whom access to the Corporation's proxy materials was provided pursuant to this Section 2.14 for either of the two most recent annual meetings of stockholders and (a) who withdrew from or became unwilling, ineligible or unavailable for election at the meeting or to serve on the Board of Directors for any reason or (b) received at such meeting votes in favor of his or her election representing less than 25% of the total votes cast with respect to his or her election. For the avoidance of doubt this paragraph (K)(3) of this Section 2.14 shall not prevent any stockholder from nominating any person to the Board of Directors pursuant to and in accordance with Section 2.7 of these Bylaws.

(4) An "Eligible Stockholder" shall mean a person (or a group of not more than twenty (20) persons formed for the purpose of seeking access pursuant to this Section 2.14; provided that a group of funds that are (a) under common management and investment control, (b) under common management and funded primarily by the same employer, or (c) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one person for this purpose if the Eligible Stockholder provides, no later than the deadline for submitting the Nomination Notice pursuant to paragraph (C)(1) of this Section 2.14, documentation reasonably satisfactory to the Corporation to evidence the same) who or which has continuously Owned (as defined below) 3% or more of the outstanding shares of Common Stock of the Corporation as of the most recent date for which such number is disclosed by the Corporation in any filing by the Corporation with the Securities and Exchange Commission prior to submission of the Nomination Notice (the "Minimum Stock Ownership") continuously for a minimum of three full years prior to and as of the date of giving of the Nomination Notice (the "Minimum Holding Period") and continue(s) to Own at least the same amount of securities so owned by such person or group of persons through the date of the annual meeting of stockholders.

For purposes of this Section 2.14, persons who jointly nominate an individual for election as a director shall be considered an Eligible Stockholder only if they have agreed in writing to so act, are so identified in the Nomination Notice and the information and the undertakings required by this Section 2.14 for an Eligible Stockholder are provided by and with respect to each such person (including each individual fund). For the avoidance of doubt, for purposes of determining if persons who claim jointly to satisfy the Minimum Stock Ownership and Minimum Holding Period requirements for an Eligible Stockholder, only the Common Stock of the Corporation Owned by any member of a group continuously for at least three full years shall be aggregated with the Common Stock of the Corporation Owned continuously for three years by each other person acting jointly to constitute an Eligible Stockholder. A record holder acting on behalf of a beneficial owner will not be counted separately as a stockholder with respect to the shares owned by beneficial owners on whose behalf such record holder has been directed in writing to act, but each such beneficial owner will be counted separately as a member of such group, subject to the other provisions of this Section 2.14. No person may be a member of more than one group of persons constituting an Eligible Stockholder with respect to any annual meeting of stockholders and if any person appears as a member of more than one group, then it shall be deemed to be a member of the group that has the largest amount of shares of Common Stock of the Corporation disclosed as owned in the Nomination Notice.

(5) "Independent" with respect to an Access Nominee shall mean that the nominee would be considered an independent director in accordance with the listing standards of the principal U.S. exchange upon which the Common Stock of the Corporation trades, any applicable rules of the Securities and Exchange Commission and any publicly disclosed additional standards used by the Board of Directors or a duly authorized committee thereof in determining and disclosing the independence of the Corporation's directors in accordance with the rules of the Securities and Exchange Commission, such principal U.S. exchange or otherwise.

(6) The "Maximum Number" of Access Nominees for an annual meeting of stockholders shall be that number of directors constituting the greater of (a) two or (b) 20% of the total number of directors in office as of the deadline for submitting a Nomination Notice as set forth in paragraph (C)(1) of this Section 2.14 (rounded down to the nearest whole number); provided, however, that for so long as the Board of Directors is divided into classes, in no case shall the number of nominees appearing in the Corporation's proxy materials pursuant to this Section 2.14 for any annual meeting exceed one-half (1/2) of the number of directors to be elected at such annual meeting. In the event that one or more vacancies for any reason occurs after such date but before the date of the annual meeting of stockholders and the size of the Board of Directors is reduced in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced. The Maximum Number shall be reduced by any of the following, whether occurring before or after the deadline for submitting a Nomination Notice:

a) any person who is or will be nominated by the Board of Directors pursuant to paragraph (F) of this Section 2.14;

b) the number of directors in office on such date for whom access to the Corporation's proxy materials was provided pursuant to this Section 2.14 with respect to either of the three most recent annual meetings of stockholders and whose reelection at the annual meeting is being recommended by the Board of Directors;

c) any person who is nominated by an Eligible Stockholder pursuant to this Section 2.14 but whose nomination is subsequently withdrawn or who becomes unwilling, ineligible or unavailable for election at the meeting, to serve as a director for any reason or to be named in the Corporation's proxy materials pursuant to this Section 2.14; and

d) any person who is or will be nominated by the Board of Directors pursuant to an agreement, understanding or arrangement with one or more stockholders or group of stockholders (other than any agreement, understanding or arrangement entered into in connection with an acquisition of shares of capital stock of the Corporation, by such stockholder or group of stockholders, from the Corporation).

(7) "Ownership" (and its correlative terms "Owned," "Owning" and other variations of the word "Own"), when used to describe the nature of a person's ownership of Common Stock of the Corporation, shall mean those outstanding shares of Common Stock of the Corporation as to which the person in question possesses (a) the full unhedged power to vote or direct the voting of such shares, (b) the full unhedged economic incidents of ownership of such shares (including the full right to profits and the full risk of loss), and (c) the full unhedged

power to dispose of or direct the disposition of such shares; provided that the number of shares calculated in accordance with clauses (a), (b) and (c) shall not include any shares (i) sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale, or purchased by such person or any of its affiliates but the purchase has not settled or closed, (ii) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (iii) subject to any contract, arrangement, understanding, relationship or otherwise, including any repurchase or similar so-called "stock borrowing" agreement or arrangement, engaged in, directly or indirectly, by such person, which has, or is intended to have, or if exercised would have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such person's or affiliates' full rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares, and/or (B) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such person or affiliate. A person shall "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the person. A person's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares, provided, that the person has the power to recall such loaned shares on five (5) business days' notice, and recalls such shares promptly upon being notified by the Corporation that the applicable Access Nominee will be included in the proxy materials.

ARTICLE III

BOARD OF DIRECTORS

SECTION 3.1 General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

SECTION 3.2 Number, Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director. Commencing with the date of these Bylaws, the directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the 2013 annual meeting of stockholders, the term of office of the second class to expire at the 2014 annual meeting of stockholders and the term of office of the third class to expire at the 2015 annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders, commencing with the 2013 annual meeting, (i) directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

SECTION 3.3 Regular Meetings. The Board of Directors may, by resolution, provide the time and place for the holding of regular meetings without other notice than such resolution.

SECTION 3.4 Special Meetings. Subject to the notice requirements in Section 3.5, special meetings of the Board of Directors shall be called at the request of the Chairman of the Board or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

SECTION 3.5 Notice. Notice of any special meeting of directors shall be given to each director at his or her business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram, facsimile or electronic transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile or electronic transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 6.4 of these Bylaws.

SECTION 3.6 Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.7 Conference Telephone Meetings. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 3.8 Quorum. A majority of the members of the Whole Board shall constitute a quorum for the transaction of business; provided, that if (i) there is at least one member of the Board of Directors who is an officer, director, employee, managing director, consultant or other affiliate of Apollo Management VI, L.P. or Apollo Management V, L.P. (together with Apollo Management VI, L.P., "Apollo"), or any person nominated therefor by Apollo (any such person, an "Apollo Representative"), and (ii) Apollo has the right to nominate directors for election to the Board pursuant to the Amended and Restated Stockholders Agreement, effective as of October 10, 2012, as amended from time to time, by and among the Corporation and the stockholders that are parties thereto (the "Stockholders Agreement"), a quorum for the transaction of business shall include at least one Apollo Representative unless each Apollo Representative provides written or electronic notice to the remaining members of the Board of Directors prior to the meeting at which business is to be transacted waiving his or her right to be included in the quorum at such meeting. If at any meeting of the Board of Directors there shall be less than a quorum present, a majority of those present may adjourn the meeting without further notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors (x) unless the Certificate of Incorporation or these Bylaws shall require the vote of a greater number and (y) except as provided in the Stockholders Agreement. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum. This By-Law may not be amended, modified or repealed without the approval of no less than two-thirds of the Whole Board, including at least one (1) Apollo Representative if there is at least one Apollo Representative on the Board of Directors, or the affirmative vote of no less than two-thirds of the stockholders entitled to vote thereon at an annual or special meeting of stockholders at which such action is proposed.

SECTION 3.9 Vacancies. Subject to applicable law, the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock and the Stockholders Agreement, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified.

SECTION 3.10 Executive and Other Committees. The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate an Executive Committee to exercise, subject to applicable provisions of law, all the powers of the Board in the management of the business and affairs of the Corporation when the Board is not in session, including without limitation the power to declare dividends, to authorize the issuance of the Corporation's capital stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law of the State of Delaware, and may, by resolution similarly adopted, designate one or more other committees. The Executive Committee and each such other committee shall consist of two (2) or more directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, other than the Executive Committee (the powers of which are expressly provided for herein), may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required.

A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these Bylaws. The Board shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board.

SECTION 3.11 Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

OFFICERS

SECTION 4.1 Officers. The elected officers of the Corporation shall be a Chairman of the Board, a Chief Executive Officer, one or more Presidents, a Chief Financial Officer, a Treasurer and a Secretary, all of whom shall be elected by the Board of Directors and shall hold office until their successors are duly elected and qualified. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this ARTICLE IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. In addition, the Board or any committee thereof may from time to time elect, or the Chief Executive Officer may appoint, such other officers (including one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers, and Assistant Controllers) and such agents, as may be necessary or desirable for the conduct of the business of the Corporation. Any number of offices may be held by the same person. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these Bylaws or as may be prescribed by the Board or such committee or by the Chief Executive Officer, as the case may be.

SECTION 4.2 Election and Term of Office. The elected officers of the Corporation shall be elected by the Board of Directors and shall hold office until such officer's successor shall have been duly elected and qualified or until such officer's death, resignation or removal.

SECTION 4.3 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and shall have and perform such other duties as may be assigned to him or her by the Board of Directors.

SECTION 4.4 Chief Executive Officer. The Chief Executive Officer of the Corporation shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at all meetings of the Board of Directors. Unless there shall have been elected one or more Presidents of the Corporation, the Chief Executive Officer shall be the President of the Corporation.

SECTION 4.5 President. Each President shall have such general powers and duties of supervision and management as shall be assigned to him or her by the Board of Directors.

SECTION 4.6 Vice-Presidents. Each Vice President, if any, shall have such powers and shall perform such duties as shall be assigned to him or her by the Board of Directors.

SECTION 4.7 Chief Financial Officer. The Chief Financial Officer shall have the custody of the Corporate funds and securities and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He or she shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the Corporation as may be ordered by the Board of Directors, the Chairman of the Board, or a President, taking proper vouchers for such disbursements. He or she shall render to the Chairman of the Board, each President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, an account of all his or her transactions as Chief Financial Officer and of the financial condition of the Corporation. If required by the Board of Directors, he or she shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board of Directors shall prescribe. The Chief Executive Officer may direct the Treasurer to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and the Treasurer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

SECTION 4.8 Secretary. The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; he or she shall see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; he or she shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and he or she shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, he or she shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman of the Board or a President.

SECTION 4.9 Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. Any officer or agent appointed by the Chief Executive Officer may be removed by him or her whenever, in his or her judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of his or her successor or his or her death, resignation or removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

SECTION 4.10 Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors. Any vacancy in an office appointed by the Chief Executive Officer because of death, resignation, or removal may be filled by the Chief Executive Officer.

ARTICLE V

STOCK CERTIFICATES AND TRANSFERS

SECTION 5.1 Certificated and Uncertificated Stock; Transfers. The interest of each stockholder of the Corporation may be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribe or be uncertificated.

The shares of the stock of the Corporation shall be transferred on the books of the Corporation, in the case of certificated shares of stock, by the holder thereof in person or by his attorney duly authorized in writing, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require; and, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person's attorney duly authorized in writing, and upon compliance with appropriate procedures for transferring shares in uncertificated form. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Notwithstanding anything to the contrary in these Bylaws, at all times that the Corporation's stock is listed on a stock exchange, the shares of the stock of the Corporation shall comply with all direct registration system eligibility requirements established by such exchange, including any requirement that shares of the Corporation's stock be eligible for issue in book-entry form. All issuances and transfers of shares of the Corporation's stock shall be entered on the books of the Corporation with all information necessary to comply with such direct registration system eligibility requirements, including the name and address of the person to whom the shares of stock are issued, the number of shares of stock issued and the date of issue. The Board of Directors shall have the power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of shares of stock of the Corporation in both the certificated and uncertificated form.

SECTION 5.2 Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or his or her discretion require.

SECTION 5.3 Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

SECTION 5.4 Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

ARTICLE VI

MISCELLANEOUS PROVISIONS

SECTION 6.1 Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

SECTION 6.2 Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

SECTION 6.3 Seal. The corporate seal shall be in such form as shall be determined by resolution of the Board of Directors. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise imprinted upon the subject document or paper.

SECTION 6.4 Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the General Corporation Law of the State of Delaware or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

SECTION 6.5 Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

SECTION 6.6 Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

SECTION 6.7 Construction. The Board (and any other person or body authorized by the Board of Directors or these bylaws) shall have the power and authority to interpret these Bylaws and to make any and all determinations necessary or advisable to apply these Bylaws to any persons, facts or circumstances, including the power to determine (i) whether a person or group of persons qualifies as an Eligible Stockholder; (ii) whether the outstanding shares of the Corporation's common stock are "Owned" for purposes of meeting the ownership requirements of Section 2.14 of these Bylaws; (iii) whether any and all requirements of Section 2.7, Section 2.8 or Section 2.14 or any other provisions of these Bylaws have been satisfied, including with respect to a nomination or proposal pursuant to Section 2.7 or a Nomination Notice; (iv) whether a person satisfies the qualifications and requirements to be a nominee under Section 2.7 and 2.8 or an Access Nominee under Section 2.14; and (v) whether inclusion of the Required Information in the corporation's proxy statement pursuant to Section 2.14 is consistent with the Certificate of Incorporation, these Bylaws and all applicable laws and regulations. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board or these bylaws) shall be final and conclusive and binding on all persons, including the Corporation and its stockholders and beneficial owners of capital stock of the Corporation.

ARTICLE VII

CONTRACTS, PROXIES, ETC.

SECTION 7.1 Contracts. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, each President, the Chief Financial Officer or any Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the Chief Executive Officer, each President, the Chief Financial Officer or any Vice President of the Corporation may delegate contractual powers to others under his or her jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

SECTION 7.2 Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, each President, the Chief Financial Officer or any Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he or she may deem necessary or proper in the premises.

ARTICLE VIII

AMENDMENTS

SECTION 8.1 Amendments. Except as provided in the Stockholders Agreement, these Bylaws may be altered, amended, or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two (2) days prior to the meeting.

BRYAN CAVE

BRYAN CAVE LLP One Metropolitan Square, 211 North Broadway, Suite 3600, St. Louis, MO 63102-2750
T: 314 259 2000 F: 314 259 2020 bryancave.com

November 3, 2016

Taavi Annus
Direct: 314/259-2037
Fax: 314/552-8037
taavi.annus@bryancave.com

Securities Exchange Act of 1934 / Rule 14a-8

Via Electronic Mail (shareholderproposals@sec.gov)

Division of Corporation Finance
Office of Chief Counsel
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Berry Plastics Group, Inc. - Stockholder Proposal submitted by Myra K. Young

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that our client, Berry Plastics Group, Inc., a Delaware corporation (the "Company"), intends to omit from its proxy statement (the "2017 Proxy Statement") for its 2017 annual meeting of stockholders a stockholder proposal submitted by Myra K. Young (the "Proponent") on September 2, 2016 (the "Proposal"). The Proponent authorized John Chevedden to act on her behalf in connection with the Proposal.

The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits the Proposal from the 2017 Proxy Statement for the reasons detailed below.

The Company expects to file its definitive 2017 Proxy Statement with the Commission on or about January 23, 2017. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholdersproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to Mr. Chevedden acting on behalf of the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, Mr. Chevedden and the Proponent are requested to copy the undersigned on any correspondence they may choose to make to the Staff.

I. The Proposal

The Proposal includes the following resolution asking the Company's board of directors (the "Board") to adopt an amendment to the Company's Amended and Restated Bylaws to implement a form of proxy access:

> RESOLVED: Shareholders of the Berry Plastics Group (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements for substantial implementation* as follows:
>
> 1. *Nominating shareholders or shareholder groups ("Nominators"), must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
> 2. *Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.*
> 3. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
> 4. *No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*
> 5. *No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.*
> 6. *The Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.*
> 7. *Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.*

A copy of the Proposal, together with Proponent's supporting materials, is attached hereto as Exhibit A. All subsequent correspondence between the Company and Mr. Chevedden is attached hereto as Exhibit B.

II. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because the Company Will Have Substantially Implemented the Proposal by the Time the 2017 Proxy Statement is Filed.

By the time the 2017 Proxy Statement is filed, the Company will have already taken the actions requested in the Proposal and therefore will have already substantially implemented the Proposal. Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company has substantially implemented the proposal. The predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Release No. 34-012598 (July 7, 1976). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In other words, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Release No. 34-40018 at n. 30 (May 21, 1998) and Release No. 34-20091 (August 16, 1983).

In connection with proposals relating to proxy access, the Staff has consistently granted no-action relief to companies under Rule 14a-8(i)(10) when the company has adopted or has committed to adopt a proxy access bylaw. *See, e.g.*, *Cisco Systems, Inc.* (Sept. 27, 2016); *WD-40 Co.* (Sept. 27, 2016); *Oracle Corp.* (August 11, 2016); *General Electric Co.* (March. 3, 2015). In each of the cases, the bylaws adopted by the company addressed the proposal's essential objective of instituting proxy access, even if it did not necessarily correspond to the actions sought by the proponent in all details.

Furthermore, company actions that adequately address the underlying concerns of the stockholder proposal but require pending board and/or stockholder approval can still satisfy the requirements for exclusion. The Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after such action has been taken. *See, e.g.*, *Huntington Ingalls Industries, Inc.* (February 12, 2016); *United Continental Holdings, Inc.* (Feb. 3, 2016) (in each case, concurring in the exclusion of a proposal requesting the adoption of a proxy access bylaw where the company expressed its intention to amend its bylaws substantially implementing the proposal and later notified the Staff that the bylaw amendments had been adopted); *Medivation, Inc.* (Mar. 13, 2015) (concurring in the exclusion of a proposal requesting adoption of a majority vote standard where the company expressed the board's intention to approve amendments to the bylaws and certificate of designations that would substantially implement the proposal and then later notified the Staff that the board action had been taken); *Hewlett-Packard Company* (Dec. 19, 2013) (concurring in the exclusion of a proposal to remove supermajority voting requirements where the company expressed the board's intention to approve amendments to the bylaws that would substantially implement the proposal and then later notified the Staff that the board action had been taken).

In this instance, the Company believes that the Proposal may be properly excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board expects to adopt in the near future amendments (the "Bylaw Amendments") to the Company's Amended and Restated Bylaws that would substantially implement the Proposal. Specifically, if approved, the Bylaw Amendments contemplated by the Board would provide for a meaningful form of proxy access allowing stockholders or a group of up to 20 stockholders owning 3% or more of the Company's common stock for three years an opportunity to include director nominations and related disclosures in the Company's proxy materials prepared for a stockholder meeting at which directors are to be elected.

The Board is currently expected to approve the Bylaw Amendments in November 2016. At its November 3, 2016 meeting, the Board approved in principle the adoption of amendments to the Amended and Restated Bylaws to institute proxy access and directed the management to present the full text of the Bylaw Amendments to the Board for adoption in the near future. The Company is submitting this no-action request before the actual adoption of the Bylaw Amendments by the Board to address the timing requirements of Rule 14a-8(j). Once formal action has been taken by the Board to approve the Bylaw Amendments, the Company will notify the Staff that these actions have been taken and provide the full text of the Bylaw Amendments. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) under similar circumstances. *See Huntington Ingalls Industries, Inc.* (February 12, 2016); *United Continental Holdings Inc.; Starbucks Corp.* (Nov. 27, 2012); *Omnicom Group Inc.* (Mar. 29, 2011).

The Bylaw Amendments are expected to include certain limitations that may differ from the manner in which the proponent would implement the Proposal or otherwise address items on which the Proposal is silent. For example, the Bylaw Amendments are expected to limit the number of stockholders who comprise a "group" for purposes of proxy access to 20 and the number of director candidates to two or 20% of the total number of directors who are subject to election at the next annual meeting by the holders of common stock. Nevertheless, much like the Staff's determination in the *Cisco Systems*, *WD-40*, *Oracle* and *General Electric* letters referenced above, the Company does not believe these variations meaningfully or materially affect the ability of stockholders to access the Company's proxy statement for purposes of nominating potential director candidates and, consequently, do not alter the conclusion that the Proposal will be substantially implemented. Accordingly, the Company believes that upon the approval of the Bylaw Amendments, the Board will have taken the steps requested by the Proponent to achieve the "essential objective" of the Proposal.

III. Conclusion

For the foregoing reasons, upon notifying the Staff that the Company has taken the actions contemplated in this letter and providing the full text of the Bylaw Amendments, the Company believes that it will have substantially implemented the Proposal and may therefore exclude the Proposal under Rule 14a-8(i)(10). Therefore, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Statement. If you have any questions or require any additional information, please do not hesitate to call me at 314-259-2037 or my colleague Eliot W. Robinson at 404-572-6785. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,

Taavi Annus

Attachments

cc: John Chevedden (via e-mail)

Jason Greene (Berry Plastics Group, Inc.)

Eliot W. Robinson (Bryan Cave LLP)

TA:llb

EXHIBIT A

Proposal

James McRitchie and Myra K. Young

FISMA & OMB Memorandum M-07-16

Mr. Jason K. Greene
Corporate Secretary
Berry Plastics Group, Inc. (BERY)
101 Oakley Street
Evansville, IN 47710
PH: 812-424-2904
cc: Dustin Stilwell <ir@berryplastics.com>, <DustinStilwell@berryplastics.com>

Dear Mr. Greene,

As a long-time shareholder in Berry Plastics Group, Inc., I believe our company has unrealized potential that can be unlocked through low or no cost corporate governance reform.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is my delegation to John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act as my agent regarding this Rule 14a-8 proposal, negotiations and/or modification, and presentation of it for the forthcoming shareholder meeting.

Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify me exclusively as the lead filer of the proposal.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Myra K. Young — September 2, 2016

Myra K. Young — Date

[BERY – Rule 14a-8 Proposal, September 2, 2016]
Proposal [4*] - Shareholder Proxy Access

RESOLVED: Shareholders of the Berry Plastics Group (the "Company") ask the board of directors (the "Board") to amend its bylaws or other documents, as necessary, to provide proxy access with *essential elements* for *substantial implementation* as follows:

1. *Nominating shareholders or shareholder groups ("Nominators") must beneficially own 3% or more of the Company's outstanding common stock ("Required Stock") continuously for at least three years and pledge to hold such stock through the annual meeting.*
2. *Nominators may submit a statement not exceeding 500 words in support of each nominee to be included in the Company proxy.*
3. *The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater.*
4. *No limitation shall be placed on the number of shareholders that can aggregate their shares to achieve the 3% of Required Stock.*
5. *No limitation shall be placed on the re-nomination of shareholder nominees by Nominators based on the number or percentage of votes received in any election.*
6. *The Company shall not require that Nominators pledge to hold stock after the annual meeting if their nominees fail to win election.*
7. *Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it has the legal right to recall those securities for voting purposes and will hold those securities through the date of the annual meeting.*

Supporting Statement:

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis. Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance: The Case of Proxy Access* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented access bylaws, such as the fact that even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.

Many corporate boards have adopted proxy access bylaws with troublesome provisions that significantly impair the ability of shareholders to participate in the nominating process, the ability of shareholder nominees to effectively serve if elected, and the ability of shareholder nominees to run again. Adoption of bylaws with *all* the requested elements outlined above would help ensure meaningful proxy assess that meets best practices, as defined by the Council of Institutional Investors.

Increase Shareholder Value
Vote for Shareholder Proxy Access – Proposal [4*]

Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email

FISMA & OMB Memorandum M-07-16

EXHIBIT B

Correspondence

BRYAN CAVE

BRYAN CAVE LLP One Atlantic Center, 14th Floor, 1201 W. Peachtree Street, N.W., Atlanta, GA 30309-3471
T: 404 572 6600 F: 404 572 6999 bryancave.com

September 8, 2016

VIA E-MAIL ***FISMA & OMB Memorandum M-07-16***
And Federal Express

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Ms. Myra K. Young

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden and Ms. Young:

We represent Berry Plastics Group, Inc. ("Berry"). Berry acknowledges receipt on September 2, 2016 of your emailed letter dated September 2, 2016 and accompanying shareholder proposal relating to proxy access (the "Proposal"). Berry has forwarded your letter to us and asked that we prepare a response to you on its behalf.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, Berry may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

We believe that Ms. Young is not a holder of record of Berry stock. Ms. Young has not provided any evidence that she satisfies the share ownership requirement. We ask that Ms. Young provide proof of eligibility if you believe she can satisfy the requirements of Rule 14a-8. Under Rule 14a-8(b), proof can be provided in one of two ways:
(i) submitting to Berry a written statement from the "record" holder of Berry common stock (usually a broker or bank) verifying that the proponent has continuously held the requisite number of shares of Berry common stock for at least the one-year period preceding and including September 2, 2016, the date of the submission of the Proposal, or (ii) submitting to Berry a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by Ms. Young with the Securities and Exchange Commission ("SEC") that demonstrates her ownership of the requisite number of shares as of or before September 2, 2016 (together with a written statement that she has owned the required number of shares for the one-year period as of the date of the statement).

In light of guidance issued by the Staff of the SEC, if you intend to verify ownership by a letter from a broker or bank through which Ms. Young holds the shares, that broker or bank must either be (i) a registered holder of common stock of Berry as reflected in Berry's records or (ii) a participant in the Depository Trust Company ("DTC") or an "affiliate" of such participant. See Staff Legal Bulletins Nos. 14F and 14G. You may obtain a copy of DTC's participant list online at www.dtcc.com.

Unless we receive further evidence that Ms. Young has satisfied the eligibility requirements of Rule 14a-8, Berry intends to exclude the Proposal from the proxy statement. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

We thank you for your interest in Berry. Please address your response to me either at the address above, by e-mail to me at eliot.robinson@bryancave.com, or by fax to me at 404-420-0785.

For your reference, enclosed please find a copy of SEC Rule 14a-8 and Staff Legal Bulletin Nos. 14F and 14G. If you have any questions regarding the foregoing, you may contact me at 404-572-6785 or my colleague Taavi Annus at 314-259-2037.

Sincerely,

Eliot W. Robinson

Attachments

Regulation 14A

Regulation 14A Rule 14a-8

http://www.rbsourcefilings.com/document/read/R19-IDANDNQ-R19-IDA0JPQ

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Staff Legal Bulletin

Staff Legal Bulletin (SLB) No 14F

http://www.rbsourcefilings.com/document/read/G04-IDAMDNQ-G04-IDAL1PQ

Staff Legal Bulletin No. 14F (CF)

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at *https://tts.sec.gov/cgi-bin/corp_fin_interpretive*.

A. **The purpose of this bulletin**

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: *SLB No. 14*, *SLB No. 14A*, *SLB No. 14B*, *SLB No. 14C*, *SLB No. 14D* and *SLB No. 14E*.

B. **The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

1. **Eligibility to submit a proposal under Rule 14a-8**

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. **The role of the Depository Trust Company**

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. **Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8**

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at *http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf*.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. **Common errors shareholders can avoid when submitting proof of ownership to companies**

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year *by the date you submit the proposal*" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. **The submission of revised proposals**

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. **A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?**

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. **A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?**

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. **If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?**

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. **Procedures for withdrawing no-action requests for proposals submitted by multiple proponents**

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. **Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents**

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

Footnotes

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro

rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Staff Legal Bulletin

Staff Legal Bulletin (SLB) No 14G

http://www.rbsourcefilings.com/document/read/G04-IDAMDNQ-SLB-00000120-LVL1

Staff Legal Bulletin No. 14G (CF)

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: *SLB No. 14*, *SLB No. 14A*, *SLB No. 14B*, *SLB No. 14C*, *SLB No. 14D*, *SLB No. 14E* and *SLB No. 14F*.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

Footnotes

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

From: ***FISMA & OMB Memorandum M-07-16***
Date: September 10, 2016 at 8:01:25 AM CDT
To: "Jason Greene" <JasonGreene@berryplastics.com>
Cc: "Dustin Stilwell" <dustinstilwell@berryplastics.com>, "Dustin Stilwell" <ir@berryplastics.com>
Subject: Rule 14a-8 Proposal (BERY) blb

Mr. Greene,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

09/03/2016

Myra K Young

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra K Young,

Pursuant to your request, this is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, over 100 shares of the Berry Plastics Group (BERY) common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade